Exhibit 99.1

 GH Research PLC (NASDAQ: GHRS)  January 2024  Corporate Presentation  1

 This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s expectations related to the clinical hold on the GH001 IND, including plans and expectations for progressing any nonclinical programs and any other work to lift the clinical hold, the timing required to lift such clinical hold and for discussions with the FDA and the outcomes and resolution of such discussions; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.   Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  Disclaimer Regarding Forward-Looking Statements  2

 SeekingUltra-Rapid, Durable Remissionsin Depression  3

Pipeline

Stage of Development

PROGRAMS	INDICATION	PRECLINICAL	PHASE 1	PHASE 2a	PHASE 2b	PHASE 3	CURRENT STATUS
GH001 *Mebufotenin (5-MeO-DMT) for inhalation administration*	**Treatment-Resistant Depression (TRD)**						Phase 2b RDBPC trial initiated (GH001-TRD-201)
	Bipolar II Disorder* (BDII)						Phase 2a POC trial initiated (GH001-BD-202)
	Postpartum Depression (PPD)						Phase 2a POC trial initiated (GH001-PPD-203)
GH002 *Mebufotenin (5-MeO-DMT) for i.v. administration*	**Psychiatric or Neurological Disorder**						Phase 1 HV trial completed (GH002-HV-105)
GH003 *Mebufotenin (5-MeO-DMT) for nasal administration*	**Psychiatric or Neurological Disorder**						Pre-clinical development ongoing

Complete Ongoing

**Bipolar II disorder with a current major depressive episode*
5-MeO-DMT, 5-Methoxy-N,N-Dimethyltryptamine; i.v., intravenous; RDBPC, Randomized, Double-Blind, Placebo-Controlled; POC, Proof-of-Concept; HV, Healthy Volunteer

2024© GH Research PLC

4

The Problem for Patients with Depression

Established Therapies are Slow-Acting

(STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)



Cumulative Remission Rate (% Patients)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Average time to
remission is ~6 weeks
0
2
4
6
8
10
12
14
Week

... Remission Rates in TRD < 15%

(STAR*D study, Remission Rates Treatment Steps 1 to 4)



Remission Rates (%) (bar)
Cumulative Remission Rate (%) (line)
~33% no remission
despite 4 treatment steps
37%
56%
62%
67%
31%
14%
13%
1
2
3
4
Treatment Step
2 or more prior therapies = TRD

Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006
TRD, Treatment-Resistant Depression

2024© GH Research PLC

5

Large and Open Depression Market in the EU and US

First Line MDD

- Diagnosed: ~**48M**
  - Treated (pharmacotherapy ± psychotherapy): ~**24M**

Second Line MDD

- Non-response to first line: ~**13M**

Treatment-Resistant Depression (TRD)

- Non-response to two prior lines: **~9M**

Patients cycle through ineffective therapies for TRD

*Company estimates based on: https://www.nimh.nih.gov/health/statistics/major-depression.shtml; Wittchen et al., The size and burden of mental disorders and other disorders of the brain in Europe 2010, European Neuropsychopharmacology (2011); Rush et al., Acute and Longer-Term Outcomes in Depressed Outpatients Requiring One or Several Treatment Steps: A STAR*D Report, Am J Psychiatry 2006*

MDD, Major Depressive Disorder

2024© GH Research PLC

6

 Mebufotenin (5-MeO-DMT) and GH001  7  Mebufotenin (5-Methoxy-N,N-Dimethyltryptamine, 5-MeO-DMT)  Naturally-occurring psychoactive substance from tryptamine class  Highly potent agonist on 5-HT1A and 5-HT2A receptors  GH001 (Mebufotenin administration via a proprietary pulmonary inhalation approach)  Psychoactive effects with ultra-rapid onset (within seconds) and short duration (5 to 30 min)  High propensity to induce peak experiences (PE), which may be a surrogate marker for therapeutic effects  Intraday individualized dosing regimen (IDR) for maximization of ultra-rapid and durable remissions   Single visit initial treatment, with no structured psychotherapy   Potential for convenient and infrequent retreatment  Mebufotenin (5-MeO-DMT)  Foundational IP

 GH001 – Individualized Dosing Regimen (IDR) for Maximization of Ultra-Rapid and Durable Remissions  8  GH001 Single Dose:  Inter-Person Variability  GH001 Individualized Dosing Regimen (IDR):Maximization of Ultra-Rapid and Durable Remissions   MADRS score  MADRS score  MADRS score  MADRS score  Dose 1  Dose 1  Dose 2  Dose 3  Dose 2  Dose 1  No remission  Remission  Remission  Remission  Remission  Hypothetical   Patient 1  Hypothetical   Patient 2  Hypothetical   Patient 3  Hypothetical   Patient 1  Hypothetical   Patient 2  No remission  No remission  No remission  Dose 1  MADRS score  Dose 1  MADRS, Montgomery-Åsberg Depression Rating Scale

 Phase 1 Trial in Healthy Volunteers GH001-HV-101  9  (Completed)  Clinicaltrials.gov ID: NCT04640831

Design of Phase 1 Trial in Healthy Volunteers (GH001-HV-101)

Part A (Single Dose)

HV (n=18)

- GH001 **2 mg** (n=4)
- GH001 **6 mg** (n=6)
- GH001 **12 mg** (n=4)
- GH001 **18 mg** (n=4)

Primary Endpoint:
- Safety until day 7
- Peak Experience Scale (PE Scale)[1]

Part B (IDR)

HV (n=4)

GH001 IDR
6, 12, 18 mg to achieve PE
(up to 3 doses,
3h interval)

Primary Endpoint:
- Safety until day 7
- Peak Experience Scale (PE Scale)[1]

	GH001 Administration	Day 1	Day 7
Key Assessments	Safety PE Scale Cognitive function	Safety	Safety Cognitive function

HV, Healthy Volunteer; PE, Peak Experience;
IDR, Individualized Dosing Regimen

[1] The PE Scale averages answers scored by the subject by marking a visual analogue scale between 0 and 100 for the following three questions:
1. How intense was the experience; 2. To what extent did you lose control;
3. How profound (i.e., deep and significant) was the experience?

2024© GH Research PLC

10

Part A (Single Dose) and Part B (IDR) – Safety

Study Safety Group review

- **No SAEs**
- **All ADRs mild, except two moderate** (*)
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function

ADRs	Part A (Single Dose)				Part B (IDR)
	2 mg (n=4)	6 mg (n=6)	12 mg (n=4)	18 mg (n=4)	IDR[1] (n=4)
MedDRA Preferred Term	Number of Events				
Abnormal dreams				1	
Anxiety		1	1		
Clumsiness		1			
Confusional state		1			
Euphoric mood		1			
Fatigue				1	1*
Feeling hot		1			
Flashback				1	
Hallucination				1	
Head discomfort					1
Headache		2		1	1
Heart rate increased			1*		
Hyperacusis				1	
Insomnia				1	
Mental fatigue				1	
Nausea	2	1		1	2
Vision blurred	1				

SAE, Serious Adverse Event; ADR, Adverse Drug Reaction, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen

[1] 6 mg (n=1); 6-12 mg (n=2); 6-12-18 mg (n=1)

2024© GH Research PLC

11

 Part A – Peak Experience (PE) Dose-Effectsand Inter-Person Variability  12  Average fordose group  PE Scale  PE Threshold  PE, Peak Experience

 Part B – Peak Experience (PE)Effect of Intraday Individualized Dosing Regimen (IDR)  13  PE Threshold  PE, Peak Experience

 (Completed)  Phase 1/2 Trial inTreatment-Resistant DepressionGH001-TRD-102  14  Clinicaltrials.gov ID: NCT04698603

Design of Phase 1/2 Trial in TRD (GH001-TRD-102)

Phase 1 (Single Dose)

TRD[1]
(n=8)

- GH001 **12 mg** (n=4)
- GH001 **18 mg** (n=4)

Primary Endpoint:
- Safety until day 7

Phase 2 (IDR)

TRD[1]
(n=8)

GH001 IDR
6, 12, 18 mg to achieve PE
(up to 3 doses,
3h interval)

Primary Endpoint:
- MADRS remission day 7 (MADRS≤10)

	GH001 Administration	Day 1	Day 7
Key Assessments	MADRS H2 PE Scale Safety	MADRS D1 Cognitive function Safety	MADRS D7 Cognitive function Safety

TRD, Treatment-Resistant Depression; PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale;
IDR, Individualized Dosing Regimen; H, Hour; D, Day

[1]Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy

2024© GH Research PLC

15

Phase 1 (Single Dose) and Phase 2 (IDR) – Safety

Study Safety Group review

- **No SAEs**
- **All ADRs mild, except three moderate** (*)
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function
- No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item "suicidal thoughts"

ADRs	Phase 1 (Single Dose)		Phase 2 (IDR)
	12 mg (n=4)	18 mg (n=4)	IDR[1] (n=8)
MedDRA Preferred Term	Number of Events		
Abdominal discomfort			1
Anxiety			2
Depressive symptom			1*
Dizziness	1		
Feeling abnormal	1	1	
Flashback	1	1	2
Headache	2	1	3
Muscle discomfort			1
Muscle spasms		1	
Nausea			2*
Paresthesia			1
Sensory disturbance			3

SAE, Serious Adverse Event; ADR, Adverse Drug Reaction, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; MADRS, Montgomery-Åsberg Depression Rating Scale

[1]6-12 mg (n=6); 6-12-18 mg (n=2)

2024© GH Research PLC

16

 Phase 1 (Single Dose) – Efficacy (MADRS)  17  2 of 4 (50%) in the 12 mg group and1 of 4 (25%) in the 18 mg group had a MADRS remission at day 7  2 of 8 patients had a PE and both had a MADRS remission at day 7  MADRS Remission / Response / Improvement Rate Day 7  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS; MADRS any improvement = any reduction from baseline in MADRS

 Phase 2 (IDR) – Efficacy (MADRS)  18  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 8 patients had a PE and 6 of those had a MADRS remission at day 7  MADRS Remission / Response / Improvement Rate Day 7  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS; MADRS any improvement = any reduction from baseline in MADRS

 Phase 2 (IDR) – Efficacy (MADRS Change from Baseline)  19  Hour 2  Day 1  Day 7  GH001  p=0.0018  p<0.0001  p<0.0001  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 7 remissions from day 1 and4 of 7 remissions from 2 hours  Baseline1  1Baseline mean MADRS=32

 MADRS and PE – Observed Improved Outcome in Phase 2 (IDR) vs Phase 1 (Single Dose)  20  Phase 2 (IDR)  Phase 1 (Single Dose) 12 mg  Phase 1 (Single Dose) 18 mg  MADRS Remission Rate Day 7  87.5% (7 of 8)  50% (2 of 4)  25% (1 of 4)  Mean MADRS Change Day 7  -24.4 (-76%)  -21.0 (-65%)  -12.5 (-40%)  Rate of PE  87.5% (7 of 8)  50% (2 of 4)  0% (0 of 4)  Mean PE Score  90.4 (at final dose)  58.2  59.1  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale; IDR, Individualized Dosing Regimen

 (Completed)  Phase 1 Clinical Pharmacology Trial in Healthy Volunteers GH001-HV-103  21  Clinicaltrials.gov ID: NCT05163691

Design of Phase 1 Clinical Pharmacology Trial in Healthy Volunteers (GH001-HV-103)

Single-Dose Part

HV (n=30)

- GH001 **6 mg** (n=8+2 placebo)
- GH001 **12 mg** (n=8+2 placebo)
- GH001 **18 mg** (n=8+2 placebo)

IDR Part

HV (n=16)

- GH001 IDR
  6, 12, 18 mg to achieve PE
  (up to 3 doses, **1h interval**, n=8)
- GH001 IDR
  6, 12, 18 mg to achieve PE
  (up to 3 doses, **2h interval**, n=8)

Primary Endpoint:

- Pharmacokinetic profile of mebufotenin (5-MeO-DMT) and bufotenin

	GH001 Administration	Day 7	Day 30
Key Assessments	Safety Pharmacokinetics PE Scale Cognitive function	Safety Cognitive function	Safety

HV, Healthy Volunteer; PE, Peak Experience;
IDR, Individualized Dosing Regimen

2023© GH Research PLC

22

Single Dose and IDR – Safety and Further Results

Safety Review

- **No SAEs**
- **All ADRs mild**
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically relevant changes in ECG, safety laboratory analyses, peak flow, cognitive function, psychiatric safety assessments, including the C-SSRS

Further Results

- Pharmacokinetic analyses and psychoactive effect assessments (PE Scale) support that an interval down to 1 hour between individual doses of the IDR is feasible for future clinical trials

ADRs	Single-dose				IDR	
	6 mg (n=8)	12 mg (n=8)	18 mg (n=8)	Placebo (n=6)	1h interval (n=8)[1]	2h interval (n=8)[2]
MedDRA Preferred Term	Number of Events					
Abnormal dreams						1
Chest discomfort		1				
Crying			2		2	
Dizziness			1			
Dry mouth	1					
Dyskinesia			1			
Fatigue		1			2	1
Headache	3		1		1	1
Hypoesthesia oral		1				
Paresthesia oral						1
Retching			1			
Somnolence		1				
Tachycardia			2			
Tension						1
Tremor			1			

[1] 6 mg (n=1), 6-12 mg (n=3); 6-12-18 mg (n=4)
[2] 6-12 mg (n=3); 6-12-18 mg (n=5)

SAE, Serious Adverse Event; Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; PE, Peak Experience

2024© GH Research PLC

23

 (Initiated)  Phase 2b Trial inTreatment-Resistant DepressionGH001-TRD-201  24  EudraCT Number: 2022-000574-26

Design of Phase 2b Trial in TRD (GH001-TRD-201)



Double-Blind Phase
Open-label Extension Phase (OLE)
GH001 IDR
n=80
Randomization 1:1
Placebo IDR
Up to 5 GH001 IDRs
may be administered during the OLE pro re nata (PRN),
based on specific re-treatment criteria
PRN
D0 D1 D7
B H2
MADRS
Scheduled Visit
D0
B H2
D1
D7
Primary Endpoint
ΔMADRS
(per FDA guidance for rapid-acting antidepressants*)
D14
M1
M2
M3
M4
M5
M6
During the OLE, additional clinic visits can be scheduled if required for medical reasons

*The bold solid lines indicate the fixed duration of 7 days (± 1 day) after an IDR with visits on D0, D1 and D7. The bold dotted line indicates the variable duration until a potential GH001 IDR in the OLE. The GH001 IDR consists of up to 3 increasing doses (6, 12, 18 mg) and the Placebo IDR consists of up to three placebo doses, to achieve a peak experience, given at a 1H interval. As in previously completed trials, the GH001-TRD-201 trial will be conducted under the supervision of a healthcare provider, but without any planned psychotherapeutic interventions before, during, or after dosing. IDR, Individualized Dosing Regimen; PRN, pro re nata (as needed); B, Baseline; H, Hour; D, Day; M, Month. *FDA draft guidance for industry "Major Depressive Disorder: Developing Drugs for Treatment"*

2024© GH Research PLC

25

Three-Layer Protection Strategy  26  LAYER 1: REGULATORY EXCLUSIVITY  FDA: 5 years (+2.5 years paragraph IV stay)  EMA: 10 years (+1 year for new indication)  LAYER 2: PATENTS  Patent families filed relating to mebufotenin (5-MeO-DMT), including:   Novel uses in various disorders (including inhaled, nasal, buccal, sublingual, i.v., i.m., s.c. routes)   Novel aerosol compositions of matter  Novel manufacturing methods and novel salt forms   Novel device-related aspects  LAYER 3: TECHNICALComplex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability

 Board of Directors & Executive Management  27  Florian Schönharting  Michael Forer  MSc Chairman of the Board, Co-founder  BA, LLB Vice-Chairman of the Board  Dermot Hanley  Duncan Moore  BSc, MBA Board Member  MPhil, PhD Board Member  Theis Terwey  PD Dr. med. CEO, Co-founder  Julie Ryan  ACA, MAcc, BComm VP, Finance  Magnus Halle  BSc Managing Director, Ireland, Co-founder  Aaron Cameron   MSc, MBA Chief Operating Officer  Velichka (Villy) Valcheva  MD, MSc VP, Clinical Research and Medical Affairs

 Scientific Advisors  28  Michael Thase  M.D. Professor of Psychiatry, Perelman School of Medicine University of Pennsylvania  Madhukar Trivedi  M.D. Professor of Psychiatry, UT Southwestern Medical Center  Mark Zimmerman  M.D. Professor of Psychiatry and Human Behavior, Brown University  Eduard Vieta  Prof. Dr. Head, Psychiatry Unit, Hospital Clínic de Barcelona  Michael Bauer  Prof. Dr. rer. nat. Dr. med. Chair, Department of Psychiatry and Psychotherapy, Technische Universität Dresden  Malek Bajbouj  Prof. Dr. med. Head, Center for Affective Neuroscience, Charité, Berlin  Johannes Ramaekers  Prof. Dr. Professor, Faculty of Psychology and Neuroscience of Maastricht University

 Anticipated Milestones and Financial Overview  GH001  Complete double-blind phase of European multi-center, randomized, double-blind, placebo-controlled Phase 2b trial in TRD in Q3 2024, and provide top-line data in Q3 or Q4 2024  Provide update on U.S. IND clinical hold and planned Phase 1 clinical pharmacology trial with proprietary aerosol delivery device after taking into account the conclusions of expected meeting with FDA in Q1 2024   Provide update on timeline for completion of Phase 2a trials in PPD and in BDII in Q1 2024  GH002   Provide top-line data from completed Phase 1 clinical pharmacology trial in healthy volunteers in Q1 2024  GH003  Complete preclinical development  Financial Overview   Cash, cash equivalents, other financial assets and marketable securities were $228.7 million as of September 30, 2023  We believe existing cash, cash equivalents, other financial assets and marketable securities will be sufficient to fund operating expenses and capital expenditure requirements into 2026  29

 SeekingUltra-Rapid, Durable Remissionsin Depression  30